

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

March 3, 2009

Patricio Jimenez Barrera
Chief Financial Officer
Axtel, S.A.B. de C.V.
Blvd. Gustavo Diaz Ordaz 3.33 No. L-1
Col. Unidad San Pedro
San Pedro Garza Garcia, N.L.
Mexico, CP 66215

      **RE: Axtel, S.A.B. de C.V.
Amendment No. 3 to Form 20-F for the year ended December 31, 2007
Filed February 24, 2009
File No. 333-114196**

Dear Mr. Barrera:

      We have completed our review of your filing and have no further comments at this time.

              Sincerely,

              /s Terry French, for
              Larry Spirgel
              Assistant Director